Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 +1 312 853 7000 +1 312 853 7036 Fax AMERICA ● ASIA PACIFIC ● EUROPE	MHEINZ@SIDLEY.COM +1 312 853 2071

November 3, 2022

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer Angelini
Erin Purnell

Re:	Faraday Future Intelligent Electric Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed October 7, 2022 File No. 333-258993

Ladies and Gentlemen:

On behalf of Faraday Future Intelligent Electric Inc. (the “Company”), we are filing concurrently herewith Amendment No. 5 to the above-referenced Registration Statement on Form S-1 (as so amended, the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 20, 2022 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-1

Summary

Governance Changes - Governance Agreement with FF Top and FF Global and Director

Resignations, page 2

1.	Please revise your disclosure to reflect the governance changes and updates reported in your 8-K filed on October 18, 2022, and the Schedule 13D/A filed by FF Top on October 18, 2022. In addition, please revise to clarify when the 2022 AGM is expected to occur.

Response: In response to the Staff’s comment, the Company updated the disclosure on pages 2-3, 24, 39, 64, 66, 93, 107-111, 113, 118, 124, 134 and 137-138 of the prospectus included in the Registration Statement.

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U.S. Securities and Exchange Commission

November 3, 2022

If you have any questions regarding the foregoing or the Registration Statement, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Brian Fritz, Faraday Future Intelligent Electric Inc.
Acting General Counsel